

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

September 9, 2009

Via International Mail and Facsimile (+44 1534 878427)

Eirik Ubøe
Chief Financial Officer
DHT Maritime, Inc.
26 New Street
St. Helier, Jersey, JE23RA
Channel Islands

>   **Re: DHT Maritime, Inc.**
>   **Form 20-F**
>   **Filed: March 12, 2009**
>   **File No. 001-32640**

Dear Mr. Ubøe:

    We have reviewed your responses to the comments in our letter dated August 13, 2009 and have the following comments in response.

Risk Factors, page 6

Our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, which could negatively affect the trading price of our common stock, page 15

1. We note your response to prior comment 1. Please tell us whether you made payments to or received payments from the government of Iran in connection with the transport of oil. If so, please tell us the amounts of such payments.

2. We note your response to prior comment 2. We note also that Overseas Shipholding Group's Form 10-K for the fiscal year ended December 31, 2008 states that from time to time they call on ports in Iran and Syria. Please advise. In this regard, if OSG made calls on Syrian ports that did not involve your vessels, discuss for us the materiality of such activity by your former parent, to whose

subsidiaries you charter all of your vessels, and what consideration you gave to providing disclosure about OSG's contacts with Syria.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor